Filed pursuant to Rule 433

July 1, 2015

Relating to

Preliminary Prospectus Supplement dated June 16, 2015 to

Prospectus dated June 15, 2015

Registration Statement No. 333-203948

DH EUROPE FINANCE S.A.

€500,000,000 Floating Rate Senior Notes due 2017

€600,000,000 1.000% Senior Notes due 2019

€800,000,000 1.700% Senior Notes due 2022

€800,000,000 2.500% Senior Notes due 2025

Fully and Unconditionally Guaranteed by

Danaher Corporation

Pricing Term Sheet

Floating Rate Notes

Issuer:	DH Europe Finance S.A.

Guarantor:	Danaher Corporation

Aggregate Principal Amount Offered:	€500,000,000 of Floating Rate Senior Notes Due 2017 (the “Floating Rate Notes”)

Type of Offering:	SEC registered (No. 333-203948)

Trade Date:	July 1, 2015

Settlement Date (T+5):	We expect delivery of the Floating Rate Notes will be made against payment therefor on or about July 8, 2015, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Floating Rate Notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

Maturity Date:	June 30, 2017

Interest Payment Dates and Interest Reset Dates:	Quarterly on March 30, June 30, September 30 and December 30, beginning on September 30, 2015

Interest Determination Dates:	Second TARGET Business Day immediately preceding the applicable Interest Reset Date.

Interest Reset Period:	Quarterly

Day Count Convention:	Actual/360

Base Rate:	EURIBOR

Spread:	Plus 0.45%

Index Maturity:	Three months

Initial Interest Rate:	Base Rate plus 0.45% (to be determined by the Paying and Calculation Agent on the second banking day prior to the Settlement Date)

Minimum Interest Rate:	0.000%

Initial Base Rate:	3-month EURIBOR in effect on July 6, 2015

Initial Interest Reset Date:	September 30, 2015

Price to Public (Issue Price):	100.000%

Currency of Payment:	Euro

Optional Redemption:	Except as provided below, the Floating Rate Notes will not be redeemable prior to maturity.

Special Mandatory Redemption:	If the Issuer does not consummate the proposed acquisition of Pall Corporation (the “Acquisition”) on or prior to May 12, 2016, or the merger agreement related to the proposed acquisition is terminated prior to that date, the Issuer will be required to redeem in whole and not in part the Floating Rate Notes on the special mandatory redemption date (as defined below) at a redemption price equal to 101% of the aggregate principal amount of the notes outstanding, plus accrued and unpaid interest from the date of initial issuance, or the most recent date to which interest has been paid or duly provided for, whichever is later, to, but excluding, the special mandatory redemption date. The “special mandatory redemption date” means the earlier to occur of (1) June 12, 2016, if the Acquisition has not been completed on or prior to May 12, 2016, or (2) the 30th day (or if such day is not a business day, the first business day thereafter) following the termination of the merger agreement.

Change of Control Triggering Event:	If a change of control triggering event occurs, unless the Issuer has exercised its right to redeem the notes, it will be required to make an offer to purchase the Floating Rate Notes at a purchase price equal to 101% of the principal amount of such notes, plus accrued and unpaid interest, if any, to the date of redemption.

Form/Clearing System:	The Floating Rate Notes will be issued only in registered, book-entry form. There will be a global Note representing the Floating Rate Notes deposited with a common depositary for Euroclear and Clearstream.

Listing:	Application will be made to have the Floating Rate Notes listed on the New York Stock Exchange.

Paying and Calculation Agent:	The Bank of New York Mellon, London Branch

Common Code / CUSIP / ISIN:	125543537 / 23290YAA4 / XS1255435379

Denominations:	Minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof

Stabilization:	Stabilization/FCA

Expected Long-term Debt Ratings*:	Moody’s, A2 (Negative Outlook) S&P, A (Stable Outlook)

Joint Book-Running Managers:	Deutsche Bank AG, London Branch
Merrill Lynch International
BNP Paribas
HSBC Securities (USA) Inc.
Morgan Stanley & Co. International plc

Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A.
Banco Santander, S.A.
Danske Markets Inc.
RBC Europe Limited
Standard Chartered Bank

Fixed Rate Notes

Issuer:	DH Europe Finance S.A.

Guarantor:	Danaher Corporation

Aggregate Principal Amount Offered:	€600,000,000 of 1.000% Senior Notes Due 2019 (the “2019 Notes”)
€800,000,000 of 1.700% Senior Notes Due 2022 (the “2022 Notes”)
€800,000,000 of 2.500% Senior Notes Due 2025 (the “2025 Notes” and together with the 2019 Notes and the 2022 Notes, the “Fixed Rate Notes”)

Type of Offering:	SEC registered (No. 333-203948)

Trade Date:	July 1, 2015

Settlement Date (T+5):	We expect delivery of each series of Fixed Rate Notes will be made against payment therefor on or about July 8, 2015, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade any series of Fixed Rate Notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

Maturity Date:	July 8, 2019 for the 2019 Notes
January 4, 2022 for the 2022 Notes
July 8, 2025 for the 2025 Notes

Coupon (Interest Rate):	1.000% per annum for the 2019 Notes
1.700% per annum for the 2022 Notes
2.500% per annum for the 2025 Notes

Price to Public (Issue Price):	99.696% of principal amount for the 2019 Notes
99.651% of principal amount for the 2022 Notes
99.878% of principal amount for the 2025 Notes

Yield to Maturity:	1.078% for the 2019 Notes
1.758% for the 2022 Notes
2.514% for the 2025 Notes

Spread to Benchmark German Government Security:	+113.3 bps for the 2019 Notes
+140.4 bps for the 2022 Notes
+167.0 bps for the 2025 Notes

Benchmark German Government Security:	OBL 0.500% due April 12, 2019 for the 2019 Notes
DBR 2.000% due January 4, 2022 for the 2022 Notes
DBR 0.500% due February 15, 2025 for the 2025 Notes
Benchmark German Government Security Price/Yield:	102.10% / -0.055% for the 2019 Notes
110.57% / 0.354% for the 2022 Notes
96.83% / 0.844% for the 2025 Notes

Mid-Swap Yield:	0.358% for the 2019 Notes
0.758% for the 2022 Notes
1.214% for the 2025 Notes

Mid-Swap Maturity:	4-year for the 2019 Notes
6.5-year for the 2022 Notes
10-year for the 2025 Notes

Spread to Mid-Swap:	+72 bps for the 2019 Notes
+100 bps for the 2022 Notes
+130 bps for the 2025 Notes

Interest Payment Dates:	Annually on July 8, beginning on July 8, 2016 for the 2019 Notes
Annually on January 4, beginning on January 4, 2016 for the 2022 Notes
Annually on July 8, beginning on July 8, 2016 for the 2025 Notes

Day Count Convention:	ACTUAL/ACTUAL (ICMA), following, unadjusted

Currency of Payment:	Euro

Optional Redemption:	Prior to April 8, 2019, in the case of the 2019 Notes (three months prior to their maturity date), January 4, 2022, in the case of the 2022 Notes (their maturity date), and April 8, 2025 in the case of the 2025 Notes (three months prior to their maturity date), each series of Fixed Rate Notes will be redeemable, in whole at any time or in part from time to time, at the Issuer’s option at a redemption price equal to the greater of (i) 100% of the principal amount of the Fixed Rate Notes of such series being redeemed or (ii) a make-whole amount based on a discount rate equal to the applicable Comparable Government Bond Rate (as defined below) plus (i) 20 basis points in the case of the 2019 Notes, (ii) 25 basis points in the case of the 2022 Notes and (iii) 25 basis points in the case of the 2025 Notes, plus in each case accrued interest to, but excluding, the redemption date, discounted on an annual basis (ACTUAL/ACTUAL (ICMA)).

In addition, on or after April 8, 2019 in the case of the 2019 Notes (three months prior to their maturity date) and April 8, 2025 in the case of the 2025 Notes (three months prior to their maturity date), each such series of Fixed Rate Notes will be redeemable, in whole at any time or in part from time to time, at the Issuer’s option at a redemption price equal to 100% of the principal amount of the Fixed Rate Notes of such series being redeemed, plus accrued interest thereon to, but excluding, the redemption date.

“Comparable Government Bond Rate” means, the price, expressed as a percentage (rounded to three decimal places, 0.0005 being rounded upwards), at which the gross redemption yield on the series of Fixed Rate Notes being redeemed, if they were to be purchased at such price on the third Business Day prior to the date fixed for redemption, would be equal to the gross redemption yield on such Business Day of the Comparable Government Bond on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such Business Day as determined by an independent investment bank selected by the Issuer.

“Comparable Government Bond” means, in relation to any Comparable Government Bond Rate calculation, at the discretion of an independent investment bank selected by the Issuer, a German Bundesanleihe security whose maturity is closest to the maturity of the series of Fixed Rate Notes to be redeemed, or if such independent investment bank in its discretion considers that such similar bond is not in issue, such other German Bundesanleihe security as such independent investment bank may, with the advice of three brokers of, and/or market makers in, German Bundesanleihe securities selected by such independent investment bank, determine to be appropriate for determining the Comparable Government Bond Rate.

Special Mandatory Redemption:	If the Issuer does not consummate the Acquisition on or prior to May 12, 2016, or the merger agreement related to the proposed acquisition is terminated prior to that date, the Issuer will be required to redeem in whole and not in part each series of Fixed Rate Notes on the special mandatory redemption date (as defined below) at a redemption price equal to 101% of the aggregate principal amount of the notes of such series outstanding, plus accrued and unpaid interest from the date of initial issuance, or the most recent date to which interest has been paid or duly provided for, whichever is later, to, but excluding, the special mandatory redemption date. The “special mandatory redemption date” means the earlier to occur of (1) June 12, 2016, if the Acquisition has not been completed on or prior to May 12, 2016, or (2) the 30th day (or if such day is not a business day, the first business day thereafter) following the termination of the merger agreement.

Change of Control Triggering Event:	If a change of control triggering event occurs, unless the Issuer has exercised its right to redeem a series of Fixed Rate Notes, it will be required to make an offer to purchase each series of Fixed Rate Notes at a purchase price equal to 101% of the principal amount of the notes of such series, plus accrued and unpaid interest, if any, to the date of redemption.

Form/Clearing System:	Each series of Fixed Rate Notes will be issued only in registered, book-entry form. There will be a global Note representing each series of Fixed Rate Notes deposited with a common depositary for Euroclear and Clearstream.

Listing:	Application will be made to have each series of Fixed Rate Notes listed on the New York Stock Exchange.

Common Code / CUSIP / ISIN:	125543596 / 23290YAB2 / XS1255435965 for the 2019 Notes
125543600 / 23290YAC0 / XS1255436005 for the 2022 Notes
125543618 / 23290YAD8 / XS1255436187 for the 2025 Notes

Denominations:	Minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof

Stabilization:	Stabilization/FCA

Expected Long-term Debt Ratings*:	Moody’s, A2 (Negative Outlook)
S&P, A (Stable Outlook)

Joint Book-Running Managers:	Deutsche Bank AG, London Branch
Merrill Lynch International
BNP Paribas
HSBC Securities (USA) Inc.
Morgan Stanley & Co. International plc

Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A.
Banco Santander, S.A.
Danske Markets Inc.
RBC Europe Limited
Standard Chartered Bank

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Guarantor has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank AG, London Branch, at 1-800-503-4611 or Merrill Lynch International at 1-800-294-1322.

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